United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0-30999

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           JOINTLAND DEVELOPMENT, INC.
                          ---------------------------
                                (Name of Issuer)

                         Global Assets & Services, Inc.
                               ------------------
                             (Former Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                      None
                                      ----
                                 (Cusip Number)

       MADAM CHEN YURONG, 102 XIDANYUAN, 3 XICANGNONG, XIAOSHAN HANGZHOU,
                  ZHEJIANG PROVINCE, PEOPLE'S REPUBLIC OF CHINA
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 22, 2005
                               ------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D



CUSIP NO.: None                                                Page 1 of 5 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         Madam Chen Yurong

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /  /

3.       SEC Use Only


4.       Source of Funds

         PF


5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         People's Republic of China

7.       Sole Voting Power

         1,000,000 Common Shares

8.       Shared Voting Power

         0 Common Shares

9.       Sole Dispositive Power

         1,000,000 Common Shares

10.      Shared Dispositive Power

         0 Common Shares

CUSIP NO.: None                                                Page 2 of 5 Pages


11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Directly - 1,000,000 Common Shares
         Indirectly - 0 Common Shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)

         50.5%

14.      Type of Reporting Person

         IN

ITEM 1.  SECURITY & ISSUER

     This statement relates to common shares of Jointland Development, Inc., 7th Floor, New Henry House, No. 10 Ice House Street, Central, Hong Kong.


ITEM 2.

     (a) Madam Chen Yurong

     (b) 102 XIDANYUAN, 3 XICANGNONG, XIAOSHAN HANGZHOU,
         ZHEJIANG PROVINCE, PEOPLE'S REPUBLIC OF CHINA

     (c) Madam Chen Yurong, age 27, was graduated in July 2000 from the Xi'an International Studies University. During the period between August 2000 and November 2004, Madam Chen has worked for a renowned property development group in the People's Republic of China by the name of Zhejiang Zhong'an Real Estate Development Co., Ltd. Her scope of work included working as a manager in the finance department of the group as well as being a deputy general manager of the group. As from January 2005 onwards, Madam Chen has been appointed as the president of an associate company of Zhejiang Zhong'an Real Estate Development Co., Ltd.

CUSIP NO.: None                                                Page 3 of 5 Pages

     (d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

     (e) The Reporting Person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

     (f) Citizenship: People's Republic of China


ITEM 3.  SOURCE AND AMOUNT OF THE FUNDS


     On December 22, 2005, Madam Chen Yurong purchased 1,000,000 shares of the Company from Praise Direct Holdings Limited for $1.00.


ITEM 4.  PURPOSE OF THE TRANSACTION

     Except as noted below, there are no plans or proposals known to the Reporting Person, except as listed below, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, except that Madam Chen Yurong intends to seek real estate development opportunities and acquisitions;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Madam Chen Yurong plans to change the present board of directors and management of the issuer, to fill any vacancies on the board, now existing or occurring later;

     (e) Madam Chen Yurong intends to raise capital which may result in material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO.: None                                                Page 4 of 5 Pages


     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned     1,000,000 Common Shares directly
          (directly and indirectly):          0 Common Shares indirectly

         Percent of outstanding shares owned: 50.5% directly
                                              0% indirectly

     (b) Sole Power of voting for
         Reporting Person:                    1,000,000 Common Shares

     (c) Transactions in securities in the past
         60 days for Reporting Person:
                                              None

CUSIP NO.: None                                                Page 5 of 5 Pages

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

     The Reporting Person has no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer as of the date hereof.


ITEM 7.  EXHIBITS

     10.1 Purchase Agreement between Praise Direct Holdings Limited and Madam Chen Yurong dated December 22, 2005.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 28, 2006


                                    /s/Madam Chen Yurong
                                    -------------------------
                                    Madam Chen Yurong